CD
9/24/14

[redacted]

14049973

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAG WEALTH MANAGEMENT, LLC

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20815 N CAVE CREEK ROAD
(No. and Street)

PHOENIX (City) AZ (State) 85024-4481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JACK BILTIS (623) 792-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHUMANN, ADRIANO & COMPANY PLLC
(Name – *if individual, state last, first, middle name*)

2432 W PEORIA AVE STE 1282 (Address) PHOENIX (City) AZ (State) 85029 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 21 2014
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/24/14

OATH OR AFFIRMATION

I, JACK BILTIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TAG WEALTH MANAGEMENT, LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHERYL JONES
Notary Public - Arizona
Maricopa County
My Comm. Expires Oct 31, 2016

Signature

President

Title

Cheryl Jones

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

TAG Wealth Management LLC
Financial Statements
December 31, 2013

SCHUMANN, ADRIANO & COMPANY, P.L.L.C.
Certified Public Accountants
Merlin J. Schumann *Shayne P. Theobald*
Charles M. Adriano, CPA *Scott R. Gastineau, CPA*

Independent Auditors' Report

The Board of Directors
TAG Wealth Management, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of TAG Wealth Management, LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

2432 W. Peoria Ave. • Suite 1282 • Phoenix, Arizona 85029 • (602) 870-1426 • Fax (602) 678-0241

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TAG Wealth Management, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Ehrmann Adriance & Company

February 8, 2014

TAG WEALTH MANAGEMENT LLC
Statement of Financial Condition
12/31/2013

Assets		
Cash and cash equivalents	$	11,422
Other assets		76
Total Assets	$	11,498
Liabilities		
Accrued liabilities	$	1,000
Total Liabilities		1,000
Equity		
Members Equity	$	10,498
Total Liabilities and Equity	$	11,498

The accompanying notes are an integral part of these financial statements.

TAG WEALTH MANAGEMENT LLC
Statement of Income
For the Year Ended 12/31/2013

Revenues		
Consulting income	$	36,000
Total Revenues		36,000
Expenses		
Compliance		7,600
Regulatory fees and expenses		8,281
Management fees		24,000
Other expenses		2,194
Total Expenses		42,075
Net Loss	$	(6,075)

The accompanying notes are an integral part of these financial statements.

TAG WEALTH MANAGEMENT LLC
Statement of Cash Flows
For the Year Ended 12/31/2013

OPERATING ACTIVITIES		
Net Loss	$	(6,075)
Adjustments to reconcile net income to net cash provided by operations: FINRA Deposit Account – renewal	$	2,695
Net cash used in Operating Activities	$	(3,380)
FINANCING ACTIVITIES		
Paid in Capital – Biltis Trust	$	2,025
Net cash provided by Financing Activities	$	2,025
Net cash increase / (decrease) for period	$	(1,355)
Cash at beginning of period	$	12,777
Cash at end of period	$	11,422

The accompanying notes are an integral part of these financial statements.

TAG Wealth Management LLC
Statement of Changes in Members Equity
For the Year Ended 12/31/2013

	Members Equity
Balance, January 1, 2013	$14,547
Contributed Capital – 2013	$ 2,026
Net Loss for the twelve months ended 12/31/2013	($ 6,075)
Balance, December 31, 2013	$10,498

The accompanying notes are an integral part of these financial statements.

TAG WEALTH MANAGEMENT, LLC
Notes to Financial Statements
December 31, 2013

1. **Summary of significant accounting policies**

   a. **Basis of presentation**

   TAG Wealth Management, LLC is licensed to conduct business as a securities broker-dealer in Phoenix, Arizona. These statements have been prepared in accordance with established standards for securities broker-dealers. The following is a summary of significant accounting policies followed by the Company. The policies conform to accounting principles generally accepted in the United States of America and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. For the year ended December 31, 2013, there was no difference between the Company's net income and comprehensive income.

   b. **Statement of cash flows**

   For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

   c. **Income Taxes**

   The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2013, open federal tax years include the tax years ended December 31, 2012 and 2013.

   The Company does not incur income taxes; instead, its earnings are included in the stockholders' personal income tax returns and taxed depending on their personal tax situations. The financial statements, therefore, do not include a provision for income taxes.

   d. **Revenue recognition**

   Consulting income is recorded in the period services are rendered.

2. Net capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $10,422, which was $5,422 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.1 to 1.

3. Concentrations

Substantially all of the Company's income for the year ended December 31, 2013 was derived from a consulting contract with a single related party.

4. Related party transactions

Included in the revenues is consulting income with related party totaling to $36,000 for the year ended December 31, 2013.

The Company also pays fees in relation to the use of facilities, equipment and personnel. The fees paid to the related party for these services for the year ended December 31, 2013 were $24,000.

5. Subsequent events

The company has evaluated subsequent events through February 8, 2014, the date which the financial statements were available to be issued.

SUPPLEMENTARYINFORMATION

Schedule I

TAG Wealth Management LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of 12/31/2013

Net Capital			
Total Owner's equity		$	10,498
Non-allowable assets			
Other assets	($ 76)		
Total deductions		($	76)
Net capital before deductions on securities positions			10,422
Deductions			
Securities		$	0
Net capital		$	10,422
Aggregate indebtedness			
Accounts payable, accrued expenses, and other liabilities, as adjusted		$	1,000
Computation of basic net capital requirement			
Minimum net capital required (6 2/3% of aggregate indebtedness)		$	67
Minimum dollar net capital requirement		$	5,000
Net capital requirement (greater of above)		$	5,000
Excess net capital		$	5,422
Excess net capital at 1000%		$	10,322
Ratio: Aggregate indebtedness to net capital			.1 to 1

The accompanying notes are an integral part of these financial statements.

Schedule I {continued)

TAG Wealth Management LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of 12/31/2013

Reconciliation of the computation of net capital with the computations included in Part IIA of Form X17A-5 as of the same date.

Net capital per focus report	$	10,422
Net capital per audit report	$	10,422

Schedule II

TAG WEALTH MANAGEMENT, INC.
As of December 31, 2011

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company currently has no securities transactions with clients. The Company therefore meets the requirements of paragraph (k)(2)(ii) of Rule 15c3-3 and is exempt from the computation of cash reserves requirements for brokers and dealers.

SCHUMANN, ADRIANO & COMPANY, P.L.L.C.

Certified Public Accountants

Merlin J. Schumann
Charles M. Adriano, CPA

Shayne P. Theobald
Scott R. Gastineau, CPA

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
TAG Wealth Management, LLC

In planning and performing our audit of the financial statements of TAG Wealth Management, LLC (the Company), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted account principles. Rule

2432 W. Peoria Ave. • Suite 1282 • Phoenix, Arizona 85029 • (602) 870-1426 • Fax (602) 678-0241

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5, continued

17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schumann Adriano & Company

Schumann, Adriano & Company, P.L.L.C.
Certified Public Accountants
February 8, 2014